UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 01	YEAR: 2011
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF MARCH 31, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%
s01	TOTAL ASSETS	137,904,209	100	123,387,709	100

s02	CURRENT ASSETS	63,808,748	46	64,473,742	52
s03	CASH AND AVAILABLE INVESTMENTS	26,518,096	19	36,069,990	29
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,838,901	11	13,420,417	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,033,066	3	4,098,342	3
s06	INVENTORIES	5,498,697	4	6,334,573	5
s07	OTHER CURRENT ASSETS	11,919,988	9	4,550,420	4
s08	LONG-TERM ASSETS	20,202,713	15	6,490,536	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	3,533,564	3	2,352,395	2
s11	OTHER INVESTMENTS	16,669,149	12	4,138,141	3
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	38,731,335	28	35,574,887	29
s13	LAND AND BUILDINGS	16,545,829	12	17,155,671	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	50,119,899	36	42,415,498	34
s15	OTHER EQUIPMENT	7,140,708	5	5,556,882	5
s16	ACCUMULATED DEPRECIATION	38,248,894	28	32,140,639	26
s17	CONSTRUCTION IN PROGRESS	3,173,793	2	2,587,475	2

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	9,978,708	7	10,565,675	9

s19	OTHER ASSETS	5,182,705	4	6,282,869	5

s20	TOTAL LIABILITIES	87,376,517	100	78,209,693	100

s21	CURRENT LIABILITIES	14,072,515	16	13,442,944	17
s22	SUPPLIERS	7,491,177	9	7,690,454	10
s23	BANK LOANS	20,000	0	1,400,000	2
s24	STOCK MARKET LOANS	855,720	1	0	0
s103	OTHER LOANS WITH COST	443,760	1	221,619	0
s25	TAXES PAYABLE	1,170,236	1	853,051	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,091,622	5	3,277,820	4
s27	LONG-TERM LIABILITIES	52,320,913	60	41,255,557	53
s28	BANK LOANS	13,740,000	16	7,902,163	10
s29	STOCK MARKET LOANS	38,286,200	44	32,294,443	41
s30	OTHER LOANS WITH COST	294,713	0	1,058,951	1
s31	DEFERRED LIABILITIES	18,709,948	21	18,498,404	24
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,273,141	3	5,012,788	6

s33	STOCKHOLDERS' EQUITY	50,527,692	100	45,178,016	100

s34	NON-CONTROLLING INTEREST	6,669,972	13	6,234,408	14

s35	CONTROLLING INTEREST	43,857,720	87	38,943,608	86

s36	CONTRIBUTED CAPITAL	14,567,803	29	14,567,803	32
s79	CAPITAL STOCK	10,019,859	20	10,019,859	22
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	9	4,547,944	10
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	29,289,917	58	24,375,805	54
s42	RETAINED EARNINGS AND CAPITAL RESERVES	34,538,075	68	28,795,888	64
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	837,262	2	528,321	1
s80	SHARES REPURCHASED	-6,085,420	-12	-4,948,404	-11

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	26,518,096	100	36,069,990	100
s46	CASH	26,518,096	100	36,069,990	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	11,919,988	100	4,550,420	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	11,919,988	100	4,550,420	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	9,978,708	100	10,565,675	100

s48	DEFERRED EXPENSES (NET)	7,461,589	75	7,791,486	74
s49	GOODWILL	2,517,119	25	2,774,189	26
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	5,182,705	100	6,282,869	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	775,704	12
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,182,705	100	5,507,165	88

s21	CURRENT LIABILITIES	14,072,515	100	13,442,944	100
s52	FOREIGN CURRENCY LIABILITIES	5,785,672	41	5,612,591	42
s53	MEXICAN PESOS LIABILITIES	8,286,843	59	7,830,353	58

s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,091,622	100	3,277,820	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	62,046	2	3,548	0
s89	ACCRUED INTEREST	774,783	19	590,602	18
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,943,243	72	2,408,241	73
s105	BENEFITS TO EMPLOYEES	311,550	8	275,429	8

s27	LONG-TERM LIABILITIES	52,320,913	100	41,255,557	100
s59	FOREIGN CURRENCY LIABILITIES	24,009,970	46	32,168,148	78
s60	MEXICAN PESOS LIABILITIES	28,310,943	54	9,087,409	22

s31	DEFERRED LIABILITIES	18,709,948	100	18,498,404	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	18,709,948	100	18,498,404	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,273,141	100	5,012,788	100
s66	DEFERRED TAXES	409,918	18	1,730,521	35
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	464,793	20	383,079	8
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,398,430	62	2,899,188	58

s79	CAPITAL STOCK	10,019,859	100	10,019,859	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,368,792	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,651,067	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	34,538,075	100	28,795,888	100
s93	LEGAL RESERVE	2,135,423	6	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	31,531,939	91	25,601,085	89
s45	NET INCOME FOR THE YEAR	870,713	3	1,059,380	4

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	837,262	100	528,321	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-1,434,193	-171	-1,338,943	-253
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-48,279	-6	-121,075	-23
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	2,319,734	277	1,988,339	376

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	49,736,233	51,030,798
s73	PENSIONS AND SENIORITY PREMIUMS	1,797,294	1,719,013
s74	EXECUTIVES (*)	40	38
s75	EMPLOYEES (*)	24,898	24,160
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	325,464,498,489	327,988,972,506
s78	REPURCHASED SHARES (*)	21,077,326,842	18,552,852,825
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	252,924	605,811

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%
r01	NET SALES	13,199,613	100	12,147,045	100
r02	COST OF SALES	7,746,404	59	7,015,483	58
r03	GROSS PROFIT	5,453,209	41	5,131,562	42
r04	GENERAL EXPENSES	2,905,770	22	2,603,238	21
r05	OPERATING INCOME (LOSS)	2,547,439	19	2,528,324	21
r08	OTHER INCOME AND (EXPENSE), NET	-34,873	-0	-18,424	-0
r06	INTEGRAL RESULT OF FINANCING	-780,621	-6	-527,571	-4
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-98,223	0	-115,655	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,633,722	12	1,866,674	15
r10	INCOME TAXES	414,108	3	594,699	5
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,219,614	9	1,271,975	10
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	1,219,614	9	1,271,975	10
r19	NONCONTROLLING INTEREST NET INCOME	348,901	3	212,595	2
r20	CONTROLLING INTEREST NET INCOME	870,713	7	1,059,380	9

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	13,199,613	100	12,147,045	100
r21	DOMESTIC	11,510,990	87	10,427,287	86
r22	FOREIGN	1,688,623	13	1,719,758	14
r23	TRANSLATED INTO DOLLARS (***)	141,983	1	139,010	1

r08	OTHER INCOME AND (EXPENSE), NET	-34,873	100	-18,424	100
r49	OTHER INCOME AND (EXPENSE), NET	-30,295	87	-13,768	75
r34	EMPLOYEES' PROFIT SHARING, CURRENT	5,668	-16	2,722	-15
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	-1,090	3	1,934	-10

r06	INTEGRAL RESULT OF FINANCING	-780,621	100	-527,571	100
r24	INTEREST EXPENSE	875,504	-112	890,433	-169
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	296,950	-38	365,281	-69
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	-202,067	26	-2,419	0
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	414,108	100	594,699	100
r32	INCOME TAX, CURRENT	445,660	108	528,299	89
r33	INCOME TAX, DEFERRED	-31,552	-8	66,400	11

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	15,859,574	15,410,195
r37	TAX RESULT FOR THE YEAR	4,471,896	3,084,661
r38	NET SALES (**)	58,909,396	53,137,125
r39	OPERATING INCOME (**)	15,601,724	14,955,735
r40	CONTROLLING INTEREST NET INCOME (**)	7,494,722	6,088,493
r41	NET CONSOLIDATED INCOME (**)	8,463,566	6,752,591
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,775,474	1,481,175

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%
rt01	NET SALES	13,199,613	100	12,147,045	100
rt02	COST OF SALES	7,746,404	59	7,015,483	58
rt03	GROSS PROFIT	5,453,209	41	5,131,562	42
rt04	GENERAL EXPENSES	2,905,770	22	2,603,238	21
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,547,439	19	2,528,324	21
rt08	OTHER INCOME AND (EXPENSE), NET	-34,873	-0	-18,424	-0
rt06	INTEGRAL RESULT OF FINANCING	-780,621	-6	-527,571	-4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	-98,223	0	-115,655	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,633,722	12	1,866,674	15
rt10	INCOME TAXES	414,108	3	594,699	5
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,219,614	9	1,271,975	10
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	1,219,614	9	1,271,975	10
rt19	NET INCOME OF MINORITY INTEREST	348,901	3	212,595	2
rt20	NET INCOME OF MAJORITY INTEREST	870,713	7	1,059,380	9

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	13,199,613	100	12,147,045	100
rt21	DOMESTIC	11,510,990	87	10,427,287	86
rt22	FOREIGN	1,688,623	13	1,719,758	14
rt23	TRANSLATED INTO DOLLARS (***)	141,983	1	139,010	1

rt08	OTHER INCOME AND (EXPENSE), NET	-34,873	100	-18,424	100
rt49	OTHER INCOME AND (EXPENSE), NET	-30,295	87	-13,768	75
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	5,668	-16	2,722	-15
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	-1,090	3	1,934	-10

rt06	INTEGRAL RESULT OF FINANCING	-780,621	100	-527,571	100
rt24	INTEREST EXPENSE	875,504	-112	890,433	-169
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	296,950	-38	365,281	-69
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	-202,067	26	-2,419	0
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	414,108	100	594,699	100
rt32	INCOME TAX, CURRENT	445,660	108	528,299	89
rt33	INCOME TAX, DEFERRED	-31,552	-8	66,400	11

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,775,474	1,481,175

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	1,633,722	1,866,674
e02	+ (-) ITEMS NOT REQUIRING CASH	219,566	284,803
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,901,628	1,722,732
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,135,617	(396,501)
e05	CASH FLOW BEFORE INCOME TAX	4,890,533	3,477,708
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(622,904)	422,662
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	4,267,629	3,900,370

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,436,351)	3,470,705
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	2,831,278	7,371,075

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	2,815,466	(1,161,215)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	5,646,744	6,209,860
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(71,179)	(81,358)
e13	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	20,942,531	29,941,488
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	26,518,096	36,069,990

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	219,566	284,803
e15	+ ESTIMATES FOR THE PERIOD	175,363	244,662
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	44,203	40,141

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	1,901,628	1,722,732
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	1,775,474	1,481,175
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	12,475	-
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	98,223	115,655
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	(6,610)	-
e24	(-) + OTHER ITEMS	22,066	125,902

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,135,617	(396,501)
e25	+ ACCRUED INTEREST	886,300	787,565
e26	+ (-) OTHER ITEMS	249,317	(1,184,066)

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(622,904)	422,662
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,665,600	4,660,015
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	274,243	148,893
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(258,838)	(661,189)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	51,033	(10,017)
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,896,706)	(3,005,891)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(458,236)	(709,149)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,436,351)	3,470,705
e33	- PERMANENT INVESTMENT IN SHARES	-	(234,524)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(1,692,466)	(2,444,663)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	64,593	41,275
e37	- INVESTMENT IN INTANGIBLE ASSETS	25,940	(32,294)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTS	-	-
e44	+ (-) OTHER ITEMS	165,582	6,140,911

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	2,815,466	(1,161,215)
e45	+ BANK FINANCING	9,240,000	-
e46	+ STOCK MARKET FINANCING	-	-
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(3,110,135)	(45,953)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	-
e50	(-) OTHER FINANCING AMORTIZATION	(68,165)	(35,209)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	-	-
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(862,260)	(661,584)
e56	- REPURCHASE OF SHARES	(12,623)	(56,563)
e57	+ (-) OTHER ITEMS	(2,371,351)	(361,906)

* IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

DATA PER SHARE
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		AMOUNT		AMOUNT

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.01

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.03		$0.02

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.13		$0.12

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.71	times	3.76	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.69	times	24.10	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE, USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	9.24%		10.47%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	16.75%		14.95%
p03	NET INCOME TO TOTAL ASSETS (**)	6.14%		5.47%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.43	times	0.43	times
p07	NET SALES TO FIXED ASSETS (**)	1.52	times	1.49	times
p08	INVENTORIES TURNOVER (**)	5.74	times	4.42	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	93	days	86	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.71%		7.39%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	63.36%		63.39%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.73	times	1.73	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.10%		48.31%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	135.09%		115.97%
p15	OPERATING INCOME TO INTEREST PAID	2.91	times	2.84	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.67	times	0.68	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.53	times	4.80	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	4.14	times	4.32	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.73	times	0.82	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	188.44%		268.32%

 (**) IN THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	ALEKTIS CONSULTORES, S. DE R.L. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
2	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	15.40
3	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	110,639,433	100.00
4	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	90.25
5	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,568,954	100.00
6	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,474,969	99.52
7	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
8	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	646,586	91.18
9	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	670,303	100.00
10	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	30,897,303	100.00
11	KAPA CAPITAL, S.A. DE C.V. SOFOM	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
12	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	42,405	100.00
13	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	3,031,390	100.00
14	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	99.90
15	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,389,397	100.00
16	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,561,158	100.00
17	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
18	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
19	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	99.40
20	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,677,000	95.72
21	TELEVISA ENTRETENIMIENTO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,078,934	100.00
22	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,455,225	100.00
23	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	98.00
24	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,069,791	100.00

OBSERVATIONS:  THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA, S.A.B. IN EACH COMPANY.

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	53,921
2	BROADCASTING MEDIA PARTNERS, INC.	PROMOTION AND DEVELOPMENT OF COMPANIES	526,074	5.00	15,518,514	1,546,103
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	20,892
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMITION	1	50.00	16,918	21,881
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMITION	1	50.00	4,019	3,592
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	47,839	49.00	47,839	28,950
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	830
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
9	ENDEMOL LATINO, N.A., LLC	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	5,862
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,051
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	12,203,927	40.77	4,212,390	972,055
12	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V.	TELECOM	54,666,667	33.33	427,000	34,645
13	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	828,164
14	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	6,573
	TOTAL INVESTMENT IN ASSOCIATES				21,524,917	3,533,564
	OTHER PERMANENT INVESTMENTS					16,669,149
	TOTAL				21,524,917	20,202,713

OBSERVATIONS:
THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA, S.A.B. IN EACH COMPANY.

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
CREDIT TYPE/INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74	0	0	0	0	0	2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	0	0	1,000,000	0	0	0
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+24	0	0	0	0	0	1,400,000
BANCO MERCANTIL DEL NORTE	NA	2/24/2011	2/21/2016	TIIE+215	0	0	109,440	131,328	131,328	267,904
SANTANDER SERFIN	NA	3/30/2011	3/30/2016	8.12	0	0	0	0	0	2,000,000
BBVA BANCOMER	NA	3/30/2011	3/30/2016	8.095	0	0	0	0	0	2,500,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.40	0	0	0	0	0	400,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.06	0	0	0	0	0	800,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2018	8.77	0	0	0	0	0	400,000
HSBC	NA	3/28/2011	3/30/2018	TIIE+117.5	0	0	0	0	0	2,500,000
AF BANREGIO, S.A. DE C.V.	NA	8/23/2010	5/24/2011	7.85	20,000	0	0	0	0	0

OTHER
TOTAL BANKS					20,000	0	1,109,440	131,328	131,328	12,367,904	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93	0	0	0	0	0	4,500,000
HOLDERS	NA	10/14/2010	10/1/2020	7.38	0	0	0	0	0	10,000,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41							855,720	0	0	0	0	0
HOLDERS	YES	3/11/2002	3/11/2032	8.94							0	0	0	0	0	3,567,930
HOLDERS	YES	3/18/2005	3/18/2025	6.97							0	0	0	0	0	7,135,860
HOLDERS	YES	5/6/2008	5/15/2018	6.31							0	0	0	0	0	5,946,550
HOLDERS	YES	11/23/2009	1/15/2040	6.97							0	0	0	0	0	7,135,860
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	14,500,000	855,720	0	0	0	0	23,786,200
SUPPLIERS
VARIOUS	NA	3/31/2011	3/31/2012		0	3,687,387	0	0	0	0
VARIOUS	YES	3/31/2011	3/31/2012								0	3,803,790	0	0	0	0
TOTAL SUPPLIERS					0	3,687,387	0	0	0	0	0	3,803,790	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)
VARIOUS	NA	6/1/2009	8/1/2013	VARIOUS	201,218	15,506	58,069	12,874	0	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS							167,902	59,134	150,892	16,055	16,877	39,946
TOTAL OTHER LOANS WITH COST					201,218	15,506	58,069	12,874	-	0	167,902	59,134	150,892	16,055	16,877	39,946

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA				0	3,553,420
VARIOUS	YES										0	538,202
TOTAL CURRENT LIABILITIES WITHOUT COST					0	3,553,420	-	-	-	-	-	538,202	-	-	-	-

TOTAL					221,218	7,256,313	1,167,509	144,202	131,328	26,867,904	1,023,622	4,401,126	150,892	16,055	16,877	23,826,146

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$11.8931	PESOS PER U.S. DOLLAR
0.0248	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.360,924 AND PS.809,312, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,558,307	30,426,201	158,338	1,883,130	32,309,331

LIABILITIES POSITION	2,504,755	29,789,302	92,657	1,101,979	30,891,281

SHORT-TERM LIABILITIES POSITION	403,635	4,800,471	82,838	985,201	5,785,672

LONG-TERM LIABILITIES POSITION	2,101,120	24,988,831	9,819	116,778	25,105,609

NET BALANCE	53,552	636,899	65,681	781,151	1,418,050

NOTES

THE  MONETARY ASSETS INCLUDE  U.S.$199,316 THOUSAND  OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	11.8931	PESOS PER U.S. DOLLAR
	16.8846	PESOS PER EURO
	12.2788	PESOS PER CANADIAN DOLLAR
	2.9596	PESOS PER ARGENTINEAN PESO
	0.6175	PESOS PER URUGUAYAN PESO
	0.0248	PESOS PER CHILEAN PESO
	0.0064	PESOS PER COLOMBIAN PESO
	4.3233	PESOS PER PERUVIAN NUEVO SOL
	12.9783	PESOS PER SWISS FRANC
	2.7820	PESOS PER STRONG BOLIVAR
	7.3013	PESOS PER BRAZILIAN REAL
	19.1085	PESOS PER STERLING LIBRA
	1.8162	PESOS PER CHINESE YUAN

THE FOREIGN CURRENCY OF LONG-TERM  LIABILITIES FOR PS.25,105,609 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	24,009,970
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	1,095,639

DEBT INSTRUMENTS

CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF MARCH 31, 2011), U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS. 4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2011, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDINGS,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
(%)

PROGRAMS AND FILMS	ESTUDIO MÉXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
ROMARI,
	S.A. DE C.V.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
CINEMATOGRÁFICA,
	S.A.	DOMESTIC
QUALITY
FILMS,
	S. DE R.L. DE C.V.	DOMESTIC
PRODUCCIONES
POTOSI,
	S.A.	DOMESTIC
PRODUCCIONES
MATOUK,
	S.A.	DOMESTIC
PONS MORALES
MARIA
	ANTONIETA	DOMESTIC
NARMEX,
	S.A. DE C.V.	DOMESTIC
AGUIRRE
PRODUCCIONES,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
DE ENTRETENI-
MIENTO DE CINE,
	S.A. DE C.V.	DOMESTIC
PRODUCCIONES
ALFA AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
UNIVERSAL STUDIOS
	INTERNATIONAL	FOREIGN	NO
	CHILE, S.A.	FOREIGN	NO
CPT HOLDINGS,
	INC.	FOREIGN	NO
DW
(NETHERLANDS)
	BV	FOREIGN	NO
METRO
GOLDWYN
MAYER
	INTERNATIONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACOm, INT.	FOREIGN	NO
PARAMOUNT PICTURES
GLOBAL A
DIVISION OF
VIACOM GLOBAL
	NETHERLANDS BV	FOREIGN	NO
RCN TELEVISION,
	INC	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC	FOREIGN	NO
TOEI
ANIMATION
	INCORPORATED	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
CITY STUDIOS
	PRODUCTIONS, LLLP	FOREIGN	NO
WARNER
BROS.
INTERNATIONAL
	INC	FOREIGN	NO
OTHER
CABLE RG COAXIAL
MAYA 60	DICIMEX, S.A. DE C.V.	DOMESTIC	YES
CONECTOR HEMBRA	POWER & TELEPHONE
	SUPPLY, S.A. DE C.V.	DOMESTIC	YES
DIVISOR DE LINEA	POWER &
2 SALIDAS	TELEPHONE SUPPLY,
	S.A. DE C.V.	DOMESTIC	YES
COUCHE PAPER	PAPELERA
	LOZANO, S.A.	DOMESTIC	YES
PAPEL,
	S.A. DE C.V.	DOMESTIC	YES
PAPELERÍA
PROGRESO,
	S.A. DE C.V.	DOMESTIC	YES
SUMINISTROS
Y SERVICIOS
	BROOM	DOMESTIC	YES
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
MILLYKOSKI
	SALES GMBH	FOREIGN	NO
SAPPI DEUTSCHLAND
	GMBH	FOREIGN	NO
ABITIBI
	BOWATER, INC	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC	YES
QUAD/GRAPHICS
	MÉXICO, S.A. DE C.V.	DOMESTIC	YES
REPRODUCCIONES
	FOTOMECANICAS, S.A.	DOMESTIC	YES
OFFSET
	MULTICOLOR, S.A.	DOMESTIC	YES
MOIÑO
IMPRESORES,
	S.A. DE C.V.	DOMESTIC	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER
COLOMBIANA,
	S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
CARGRAPHICS,
	S.A.	FOREIGN	YES
QUAD GRAPHICS
COLOMBIA,
	S.A.	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing
MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME (THOUSANDS)	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(280,507)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	1	3,956,738			COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
					KIMBERLY CLARK DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					IUSACELL, S.A. DE C.V.
					BONAFONT, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
OTHER INCOME		44,372			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		531,611			CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		129,983			MEDIA PLANNING GROUP, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					SUAVE Y FÁCIL, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					DIRECTRA, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	8,593	133,868		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS
				SKY VIEW MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
PUBLISHING		117,446			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					DISTRIBUIDORA FLEXI, S.A. DE C.V.
					BDF MÉXICO, S.A.DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					MARY KAY COSMETICS DE MEXICO, S.A. DE C.V.
					ACTIVE INTERNATIONAL MEXICO, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		2,530			VARIOUS
SKY :
DTH BROADCAST SATELLITE		2,703,289		SKY	SUBSCRIBERS
PAY PER VIEW		54,916
CHANNEL COMMERCIALIZATION		57,757			SUAVE Y FÁCIL, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					BANCO NACIONAL DE MÉXICO, S.A.
CABLE AND TELECOM:
DIGITAL SERVICE		1,539,853		CABLEVISION, CABLEMAS Y TVI	SUBSCRIBERS
INTERNET SERVICES		554,655
SERVICE INSTALLATION		16,448
PAY PER VIEW		15,162			MULTIMEDIOS, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		68,682			SISTEMA GUERRERO AUDIOVISUAL, S.A. DE C.V.
TELEPHONY		420,735			SUAVE Y FÁCIL, S.A. DE C.V.
TELECOMMUNICATIONS		520,839
OTHER		33,635
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		22,818			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					GUSSI, S.A.D E C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		278,501		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	AFICIÓN FÚTBOL, S.A. DE C.V.
INTERNET SERVICES		40,766		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
					IUSACELL, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
GAMING		433,888		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		83,775			PEGASO, PCS, S.A. DE C.V.
					ARENA COMMUNICATIONS, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	1,526	29,230		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MAESTRA PREESCOLAR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(1,850)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		59,283			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		45,253			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		106,816			AMNET CABLE COSTA RICA, S.A.
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					BBC WORLDWIDE LTD
					INTERESES EN EL ITSMO, S.A.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		790,159		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN
				TELEVISA	RCN TELEVISION, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	11,600	218,536		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		137,285			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		212,961		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		59,738			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		469		CLUB DE FUTBOL AMERICA
INTERNET SERVICES		1,138
PUBLISHING DISTRIBUTION:	3,600	57,880		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL FEDERAL MAGAZINE
				EL MUEBLE MAGAZINE
				PUNTO Y MODA MAGAZINE
				ABC MIS PRIMEROS PASOS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		955			WARNER BROS ENTERTAINMENT, INC.
TOTAL		13,199,613

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing
	NET SALES
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		20,215	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		45,253	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		106,816	SPAIN		AMNET CABLE COSTA RICA, S.A.
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV ARGENTINA SOCIEDAD ANONIMA
			GUATEMALA		BBC WORLDWIDE LTD
			COLOMBIA		INTERESE EN EL ITSMO, S.A.
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		790,159	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISIÓN
			CARIBBEAN	TELEVISA	RCN TELEVISION, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		469	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
INTERNET SERVICES		1,138	UNITED STATES OF AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		955	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(1,433)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		39,068	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
PUBLISHING:
MAGAZINE CIRCULATION	11,600	218,536	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		137,285			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		212,961	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		59,738	UNITED STATES OF AMERICA		SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	3,600	57,880	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL MUEBLE MAGAZINE
				PUNTO Y MODA MAGAZINE
				ABC. MIS PRIMEROS PASOS MAGAZINE
				EL CUERPO HUMANO MAGAZINE
INTERSEGMENT ELIMINATIONS		(417)
TOTAL	15,200	1,688,623

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT MARCH 31, 2011 INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	430.85	U.S.$	257.7	60%

INFORMATION TECHNOLOGY PROJECTS		24.3		10.2	42%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	103.6	PS.	26.3	25%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES ARE FIRST CONVERTED TO MEXICAN FRS AND THEN TRANSLATED TO MEXICAN PESOS. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF  OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,152,598,090	0	111,152,598,090	0	819,434	0
B	0.00000	0	51,248,525,767	0	51,248,525,767	0	382,758	0
D	0.00000	0	81,531,687,316	0	81,531,687,316	0	583,300	0
L	0.00000	0	81,531,687,316	0	0	81,531,687,316	583,300	0
TOTAL			325,464,498,489	0	243,932,811,173	81,531,687,316	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	325,464,498,489

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

FINANCIAL STATEMENT NOTES(1)
CONSOLIDATED
Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS
     INCLUDES CASH AND CASH EQUIVALENTS FOR PS.29,154,536 AND PS.35,496,387 AS OF MARCH 31, 2011 AND 2010, RESPECTIVELY.

S07:  OTHER CURRENTS ASSETS
     INCLUDES TEMPORARY INVESTMENTS FOR PS.10,412,422 AND PS.2,800,421 AS OF MARCH 31, 2011 AND 2010, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
  INCLUDES PS.18,146,440  AND PS.17,443,572 AS OF MARCH 31, 2011 AND 2010, RESPECTIVELY, OF A SHORT-TERM NATURE.
___________________________

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED Final Printing
MEXICO CITY, D.F., APRIL 14, 2011—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FIRST QUARTER 2011. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTERS ENDED MARCH 31, 2011 AND 2010, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2011 WITH 2010:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 8.7% TO PS.13,199.6 MILLION IN FIRST QUARTER 2011 COMPARED WITH PS.12,147 MILLION IN FIRST QUARTER 2010. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH ACROSS MOST OF OUR BUSINESS SEGMENTS WITH THE EXCEPTION OF TELEVISION BROADCASTING AND PUBLISHING. GROWTH WAS ESPECIALLY STRONG IN OUR TELECOM BUSINESSES.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 17.8% TO PS.870.7 MILLION IN FIRST QUARTER 2011 COMPARED WITH PS.1,059.4 MILLION IN FIRST QUARTER 2010. THE NET DECREASE OF PS.188.7 MILLION REFLECTED PRIMARILY AN INCREASE OF PS.294 MILLION IN DEPRECIATION AND AMORTIZATION THAT WAS PARTIALLY COMPENSATED BY OTHER FAVORABLE EFFECTS DURING THE QUARTER.

FIRST QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER RESULTS ENDED MARCH 31, 2011 AND 2010, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE FIRST QUARTER 2011 AND 2010 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

TELEVISION BROADCASTING

FIRST-QUARTER SALES DECREASED 1.8% TO PS.4,105.6 MILLION COMPARED WITH PS.4,179.2 MILLION IN FIRST QUARTER 2010. THIS DECREASE MAINLY REFLECTS THE ABSENCE OF GRUPO CARSO AS AN ADVERTISING CLIENT. TELEVISA’S CONTENT CONTINUES TO OUTPERFORM. FOR EXAMPLE, THE FINAL EPISODE OF TERESA WAS THE HIGHEST RATED SHOW IN THE QUARTER WITH AN AUDIENCE SHARE OF 53.06%. ADDITIONALLY, THE TOP-TEN RATED SHOWS ON OVER-THE-AIR TELEVISION IN MEXICO WERE TRANSMITTED BY TELEVISA. UPFRONT DEPOSITS REPRESENTED 87.5% OF REVENUES DURING THE QUARTER AND THE REMAINING WERE SALES IN THE SPOT MARKET. THIS FIGURE COMPARES WITH 88.5% IN FIRST QUARTER 2010.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 11% TO PS.1,427.9 MILLION COMPARED WITH PS.1,604.2 MILLION IN FIRST QUARTER 2010; THE MARGIN WAS 34.8%. THE DECREASE IN MARGIN OF 360 BASIS POINTS IS A CONSEQUENCE OF THE ABSENCE OF GRUPO CARSO AS A CLIENT, AS WELL AS OF INCREMENTAL COSTS AND EXPENSES RELATED TO NEW PROGRAMS.

PAY TELEVISION NETWORKS

FIRST-QUARTER SALES INCREASED 9.5% TO PS.768.4 MILLION COMPARED WITH PS.701.5 MILLION IN FIRST QUARTER 2010. THE INCREASE WAS DRIVEN BY THE ADDITION OF PAY-TV SUBSCRIBERS IN MEXICO AS WELL AS HIGHER ADVERTISING SALES, WHICH REPRESENTED 16.9% OF SEGMENT REVENUE DURING THE QUARTER. THESE RESULTS NO LONGER INCLUDE THE CONSOLIDATION OF TUTV, WHICH WAS TRANSFERRED TO UNIVISION AS PART OF THE RECENTLY CLOSED DEAL. ADDITIONALLY, THE SEGMENT WAS IMPACTED BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.43.8 MILLION.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 9.7% TO PS.361.3 MILLION COMPARED WITH PS.329.5 MILLION IN FIRST QUARTER 2010, AND THE MARGIN WAS 47%. THIS RESULT REFLECTS HIGHER SALES AS WELL AS AN INCREASE IN COST OF SALES AND OPERATING EXPENSES, DRIVEN MAINLY BY INVESTMENTS MADE IN THE PRODUCTION OF CONTENT AND ACQUISITION OF MOVIES.

PROGRAMMING EXPORTS

FIRST-QUARTER SALES INCREASED 19.7% TO PS.790.2 MILLION COMPARED WITH PS.660.1 MILLION IN FIRST QUARTER 2010. THE INCREASE WAS ATTRIBUTABLE TO AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$32.9 MILLION IN FIRST QUARTER 2010 TO US$46.5 MILLION IN 2011, AND HIGHER PROGRAMMING SALES MAINLY IN EUROPE. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER SALES IN ASIA AND LATIN AMERICA, AS WELL AS A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.34.9 MILLION.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 24.6% TO PS.367.4 MILLION COMPARED WITH PS.294.9 MILLION IN FIRST QUARTER 2010, AND THE MARGIN INCREASED TO 46.5%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES, MAINLY EXPLAINED BY ADDITIONAL AMORTIZATIONS OF COPRODUCED PROGRAMMING.

PUBLISHING

FIRST-QUARTER SALES DECREASED 11.1% TO PS.609.7 MILLION COMPARED WITH PS.685.5 MILLION IN FIRST QUARTER 2010. CIRCULATION AND ADVERTISING SALES ABROAD AS WELL AS IN MEXICO DECREASED DUE TO A LOWER NUMBER OF MAGAZINES IN THE PORTFOLIO. ADDITIONALLY, THESE RESULTS REFLECT THE ABSENCE OF REVENUE GENERATED BY THE RIGHTS OF THE SOCCER WORLD CUP ALBUM AND A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES WHICH AMOUNTED TO APPROXIMATELY PS.20.4 MILLION.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 19.4% TO PS.19.9 MILLION COMPARED WITH PS.24.7 MILLION IN FIRST QUARTER 2010, AND THE MARGIN WAS 3.3%. THIS DECREASE REFLECTS LOWER SALES THAT WERE PARTIALLY OFFSET BY I) LOWER PAPER AND PRINTING COSTS IN CONNECTION WITH A REDUCTION IN THE NUMBER OF TITLES PUBLISHED AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS; AND II) LOWER OPERATING EXPENSES DUE TO NON RECURRENT CHARGES SUCH AS A DECREASE IN ALLOWANCES AND DOUBTFUL ACCOUNTS.

SKY

FIRST-QUARTER SALES INCREASED 14.5% TO PS.3,028.9 MILLION COMPARED WITH PS.2,645.9 MILLION IN FIRST QUARTER 2010. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, WHICH IS EXPLAINED MAINLY BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. AS OF MARCH 31, 2010, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 3,312,106 (INCLUDING 151,677 COMMERCIAL SUBSCRIBERS), COMPARED WITH 2,197,302 (INCLUDING 145,420 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2010. SKY ADDED 268 THOUSAND SUBSCRIBERS DURING THE QUARTER AND CLOSED THE QUARTER WITH MORE THAN 149 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 27.6% TO PS.1,425.5 MILLION COMPARED WITH PS.1,116.8 MILLION IN FIRST QUARTER 2010, AND THE MARGIN INCREASED TO 47.1%. THIS INCREASE REFLECTS HIGHER SALES AS WELL AS THE ABSENCE OF PS.48 MILLION IN AMORTIZED COSTS RELATED TO THE EXCLUSIVE TRANSMISSION OF CERTAIN 2010 WORLD CUP MATCHES.

CABLE AND TELECOM

FIRST-QUARTER SALES INCREASED 17.9% TO PS.3,229.7 MILLION COMPARED WITH PS.2,740.3 MILLION IN FIRST QUARTER 2010. THIS INCREASE WAS ATTRIBUTABLE TO I) THE ADDITION OF APPROXIMATELY 480 THOUSAND REVENUE GENERATING UNITS (RGUS) IN CABLEVISIÓN, CABLEMÁS, AND TVI DURING THE LAST TWELVE MONTHS DRIVEN MAINLY BY THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES AND THE LOW PENETRATION OF BROADBAND IN MEXICO; AND II) AN IMPROVED SALES MIX IN BESTEL. YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 12.5%, 13%, 16.3%, AND 40.6% RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF MARCH 31, 2011:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND TELEPHONY AS OF MARCH 31, 2011, AMOUNTED TO 679,722, 310,835 AND 199,920, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF MARCH 31, 2011, AMOUNTED TO 1,018,730, 384,099 AND 218,516, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND TELEPHONY AS OF MARCH 31, 2011, AMOUNTED TO 310,161, 158,031 AND 115,856, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF MARCH 31, 2011, AMOUNTED TO 1,190,477, 1,621,345 AND 584,048, RESPECTIVELY.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 17.7% TO PS.1,068.1 MILLION COMPARED WITH PS.907.1 MILLION IN FIRST QUARTER 2010, AND THE MARGIN WAS 33.1%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THE REVENUES OF 2011 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,048.5 MILLION, PS.1,105.1 MILLION, PS.502.3 MILLION AND PS.650.8 MILLION, RESPECTIVELY.

THE OPERATING SEGMENT INCOME OF 2011 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.411.2 MILLION, PS.414.2 MILLION, PS.203.4 MILLION AND PS.93.6  MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.77 MILLION IN REVENUES AND PS.54.3 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

FIRST-QUARTER SALES INCREASED 18.1% TO PS.949.5 MILLION COMPARED WITH PS.803.8 MILLION IN FIRST QUARTER 2010. BUSINESSES THAT PERFORMED WELL INCLUDE SOCCER AND GAMING. THE RESULTS OF GAMING WERE DRIVEN BY THE CONTINUED SUCCESS OF THE SOCCER-RELATED LOTTERY GAME. THE SOCCER BUSINESS BENEFITED FROM THE CONSOLIDATION OF THE TEAMS NECAXA AND SAN LUIS.

FIRST-QUARTER OPERATING SEGMENT LOSS DECREASED 29.3% TO PS.65.5 MILLION COMPARED WITH PS.92.7 MILLION IN FIRST QUARTER 2010, REFLECTING I) SOLID RESULTS IN OUR GAMING AND RADIO BUSINESSES; AND II) A REDUCTION IN LOSSES IN OUR INTERNET, PUBLISHING DISTRIBUTION AND FEATURE-FILM DISTRIBUTION BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE FIRST QUARTER OF 2011 AND 2010 AMOUNTED TO PS.282.4 MILLION AND PS.269.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN FIRST QUARTER 2011 AND 2010 AMOUNTED TO PS.167.5 MILLION AND PS.98.9 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.16.5 MILLION, TO PS.34.9 MILLION FOR FIRST QUARTER 2011, COMPARED WITH PS.18.4 MILLION FOR FIRST QUARTER 2010. THIS VARIATION REFLECTED PRIMARILY A HIGHER EXPENSE IN FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, AND AN INCREASE IN DONATIONS.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.253.1 MILLION, OR 48%, TO PS.780.6 MILLION FOR FIRST QUARTER 2011 FROM PS.527.5 MILLION FOR FIRST QUARTER 2010. THIS INCREASE REFLECTED PRIMARILY I) A PS.68.3 MILLION DECREASE IN INTEREST INCOME EXPLAINED MAINLY BY A LOWER AVERAGE AMOUNT OF CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN FIRST QUARTER 2011; AND II) A PS.199.7 MILLION INCREASE IN FOREIGN-EXCHANGE LOSS RESULTING PRIMARILY FROM THE LIQUIDATION IN FIRST QUARTER 2011 OF A RELATED HEDGE DERIVATIVE CONTRACT AS A RESULT OF THE PREPAYMENT OF AN OUTSTANDING CREDIT FACILITY OF EMPRESAS CABLEVISIÓN. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.14.9 MILLION DECREASE IN INTEREST EXPENSE, DUE PRINCIPALLY TO A GAIN IN DERIVATIVE INTEREST CONTRACTS, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN FIRST QUARTER 2011.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.17.5 MILLION, OR 15.1%, TO PS.98.2 MILLION IN FIRST QUARTER 2011 COMPARED TO PS.115.7 MILLION IN FIRST QUARTER 2010. THIS DECREASE REFLECTED MAINLY THE ABSENCE OF EQUITY IN LOSS OF VOLARIS, A LOW-COST CARRIER AIRLINE IN WHICH WE FORMERLY HELD A 25% INTEREST, WHICH INVESTMENT WE DISPOSED OF IN JULY 2010, AS WELL AS A DECREASE IN EQUITY IN LOSS OF LA SEXTA, OUR 40.8% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN.

EQUITY IN LOSSES OF AFFILIATES, NET, FOR FIRST QUARTER 2011, IS COMPRISED PRIMARILY BY THE EQUITY IN LOSS OF LA SEXTA.

INCOME TAXES

INCOME TAXES DECREASED BY PS.180.6 MILLION, OR 30.4%, TO PS.414.1 MILLION IN FIRST QUARTER 2011 FROM PS.594.7 MILLION IN FIRST QUARTER 2010. THIS DECREASE REFLECTED BOTH, A LOWER INCOME-TAX BASE AND A LOWER EFFECTIVE INCOME-TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME INCREASED BY PS.136.3 MILLION, OR 64.1%, TO PS.348.9 MILLION IN FIRST QUARTER 2011, FROM PS.212.6 MILLION IN FIRST QUARTER 2010. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING EQUITY OWNERS IN OUR SKY SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING FIRST QUARTER 2011, WE INVESTED APPROXIMATELY US$144.1 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$74.8 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$58 MILLION FOR OUR SKY SEGMENT, AND US$11.3 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT, AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING FIRST QUARTER 2011 INCLUDED APPROXIMATELY US$17.8 MILLION FOR CABLEVISIÓN, US$30 MILLION FOR CABLEMÁS, US$16.2 MILLION FOR TVI, AND US$10.8 MILLION FOR BESTEL.

DURING FIRST QUARTER 2011, WE CAPITALIZED THE SHORT-TERM LOANS MADE TO LA SEXTA IN 2010, IN THE PRINCIPAL AMOUNT OF €21.5 MILLION, AND OUR INTEREST IN LA SEXTA INCREASED FROM 40.5% TO 40.8%.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.53,051.9 MILLION AND PS.47,964.8    MILLION AS OF MARCH 31, 2011 AND DECEMBER 31, 2010, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,025.7 MILLION AND PS.1,469.1 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.588.5 MILLION AND PS.629.8 MILLION AS OF MARCH 31, 2011 AND DECEMBER 31, 2010, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.293.8 MILLION  AND PS.280.1 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.13,219.6 MILLION AND PS.12,717.3 MILLION, RESPECTIVELY. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF MARCH 31, 2011 AND DECEMBER 31, 2010, AMOUNTED TO PS.2,901.8 MILLION AND PS.3,858.1 MILLION, RESPECTIVELY.

IN MARCH 2011, OUR MAJORITY-OWNED SUBSIDIARY, EMPRESAS CABLEVISIÓN, PREPAID AN OUTSTANDING CREDIT FACILITY IN THE PRINCIPAL AMOUNT OF US$225 MILLION.

IN MARCH 2011, THE COMPANY ENTERED INTO LONG-TERM CREDIT AGREEMENTS WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.8,600 MILLION WITH AN ANNUAL INTEREST RATE BETWEEN 8.09% AND 9.4%, PAYABLE ON A MONTHLY BASIS, AND PRINCIPAL MATURITIES BETWEEN 2016 AND 2021. THE PROCEEDS WILL BE USED FOR GENERAL CORPORATE PURPOSES. UNDER THE TERMS OF THESE LOAN AGREEMENTS, THE COMPANY IS REQUIRED TO MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE.

SHARES REPURCHASED AND OUTSTANDING

DURING FIRST QUARTER 2011, WE REPURCHASED 0.2 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.12.6 MILLION.

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010, OUR SHARES OUTSTANDING AMOUNTED TO 325,464 MILLION AND 325,023 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,782 MILLION AND 2,778 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF MARCH 31, 2011 AND DECEMBER 31, 2010, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 556.3 MILLION AND 555.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN FIRST QUARTER 2011, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 69%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 66.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF MARCH 31, 2011 AND 2010, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2009, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2011.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:

	2011		2010
BUILDINGS	Ps.	9,455,966	Ps.	9,427,865
BUILDING IMPROVEMENTS		1,700,153		1,666,563
TECHNICAL EQUIPMENT		46,526,026		38,821,625
SATELLITE TRANSPONDERS		3,593,873		3,593,873
FURNITURE AND FIXTURES		836,073		837,053
TRANSPORTATION EQUIPMENT		2,511,921		1,559,426
COMPUTER EQUIPMENT		3,792,714		3,160,403
LEASEHOLD IMPROVEMENTS		1,305,528		1,415,813
		69,722,254		60,482,621
ACCUMULATED DEPRECIATION		(38,248,894)		(32,140,639)
		31,473,360		28,341,982
LAND		4,084,182		4,645,430
CONSTRUCTION AND PROJECTS IN PROGRESS		3,173,793		2,587,475
	Ps.	38,731,335	Ps.	35,574,887

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 WAS PS.1,544,144 AND PS.1,273,484, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF MARCH 31, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2011				2010
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	855,720	U.S.$	71,951	Ps.	890,142
6.0% SENIOR NOTES DUE 2018 (A)		500,000		5,946,550		500,000		6,185,750
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,135,860		600,000		7,422,900
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,567,930		300,000		3,711,450
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)		-		-		174,700		2,161,301
6.625% SENIOR NOTES DUE 2040 (A)		600,000		7,135,860		600,000		7,422,900
7.38% NOTES DUE 2020 (C)		-		10,000,000		-		-
	U.S.$	2,071,951	Ps.	39,141,920	U.S.$	2,246,651	Ps.	32,294,443

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. ALL OF THESE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
THESE SENIOR GUARANTEED NOTES WERE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND WERE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANKED EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND WERE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, WAS 9.858%, AND WAS PAYABLE SEMI-ANNUALLY.  IN NOVEMBER 2010, THESE GUARANTEED SENIOR NOTES WERE PREPAID BY CABLEMÁS AT A REDEMPTION PRICE OF 104.688% PLUS ACCRUED INTEREST IN THE AGGREGATE AMOUNT OF U.S.$183 MILLION (PS.2,256,716) (SEE NOTE 14).

(C)
IN OCTOBER 2010, THE COMPANY ISSUED 7.38% NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 THROUGH THE MEXICAN STOCK EXCHANGE (“BOLSA MEXICANA DE VALORES”) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000,000. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.         CONTINGENCIES:

IN DECEMBER 2010, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED THE COMPLETION OF CERTAIN AGREEMENTS BY WHICH, AMONG OTHER TRANSACTIONS, THE GROUP MADE AN INVESTMENT IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, AND THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA AND UNIVISION WAS AMENDED AND EXTENDED. AS A RESULT OF THESE AGREEMENTS, A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET, WAS DISMISSED.

THERE ARE OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE COMPANY, WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS ARE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY’S FINANCIAL POSITION OR RESULTS OF OPERATIONS; HOWEVER, THE COMPANY IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS.

5.        STOCKHOLDERS' EQUITY:

THE COMPANY’S CAPITAL STOCK AS OF MARCH 31, IS ANALYZED AS FOLLOWS:

	2011		2010
NOMINAL	Ps.	2,368,792	Ps.	2,368,792
CUMULATIVE INFLATION ADJUSTMENT (A)		7,651,067		7,651,067
TOTAL CAPITAL STOCK	Ps.	10,019,859	Ps.	10,019,859

            (A) THE COMPANY DISCONTINUED RECOGNIZING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION ON JANUARY 1, 2008, IN ACCORDANCE WITH MEXICAN FRS.

AS OF MARCH 31, 2011, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	8,726,478,335	111,152,598,090
SERIES “B” SHARES	55,995,375,176	4,746,849,409	51,248,525,767
SERIES “D” SHARES	85,333,686,865	3,801,999,549	81,531,687,316
SERIES “L” SHARES	85,333,686,865	3,801,999,549	81,531,687,316
	346,541,825,331	21,077,326,842	325,464,498,489

     AS OF MARCH 31, 2011, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY SPECIAL TRUSTS IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	4,563,538,200	-	4,563,538,200	PS.	1,991,713
HELD BY A COMPANY’S SUBSIDIARY TRUST (2)	2,752,170,174	537,563,559	3,289,733,733		844,064
HELD BY A COMPANY’S TRUST (3)	5,393,832,795	7,830,222,114	13,224,054,909		3,096,042
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-		153,601
	12,709,541,169	8,367,785,673	21,077,326,842	PS.	6,085,420

(1)	DURING THE FIRST QUARTER 2011, THE COMPANY REPURCHASED 23,400,000 SHARES IN THE FORM OF 200,000 CPOS, IN THE AGGREGATE AMOUNT OF PS.12,623.
(2)
IN THE FOURTH QUARTER 2010, THIS SPECIAL PURPOSE TRUST WAS DESIGNATED, TOGETHER WITH ALL OF ITS REMAINING COMPANY SHARES, AS AN ADDITIONAL TRUST FOR THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN. DURING THE FIRST QUARTER OF 2011, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS IN THE AMOUNT OF PS.35,974.

(3)
IN JANUARY 2011 THIS TRUST RELEASED 232,743,888 SHARES IN THE FORM OF 1,989,264 CPOS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF PS.19,097. DURING THE FIRST QUARTER OF 2011,  THIS TRUST ACQUIRED 88,335,000 COMPANY’S SHARES IN THE FORM OF 755,000 CPOS, IN THE AMOUNT OF PS.43,072.

(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

 THE GROUP ACCRUED IN THE CONTROLLING INTEREST, STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.166,547 FOR THE THREE MONTHS ENDED MARCH 31, 2011, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.          RESERVE FOR REPURCHASE OF SHARES:

 NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF MARCH 31, 2011.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.          INTEGRAL RESULT OF FINANCING:

 INTEGRAL RESULT OF FINANCING FOR THE THREE MONTHS ENDED MARCH 31 CONSISTED OF:

	2011		2010
INTEREST EXPENSE (1)	Ps.	875,504	Ps.	890,433
INTEREST INCOME		(296,950)		(365,281)
FOREIGN EXCHANGE LOSS, NET (2)		202,067		2,419
	Ps.	780,621	Ps.	527,571

(1)	INTEREST EXPENSE INCLUDES IN 2011 AND 2010 A NET (GAIN) LOSS FROM RELATED DERIVATIVE CONTRACTS OF (PS.28,376) AND PS.63,235, RESPECTIVELY.
(2)	FOREIGN EXCHANGE LOSS, NET, INCLUDES IN 2011 AND 2010 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.241,185 AND PS.206,746, RESPECTIVELY.

8.         DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31 WAS DERIVED FROM:

	2011		2010
ASSETS:
ACCRUED LIABILITIES	Ps.	1,375,616	Ps.	947,850
GOODWILL		1,468,497		1,396,040
TAX LOSS CARRYFORWARDS		944,406		897,152
ALLOWANCE FOR DOUBTFUL ACCOUNTS		462,181		427,505
CUSTOMER ADVANCES		817,783		835,892
OTHER ITEMS		558,234		467,841
		5,626,717		4,972,280
LIABILITIES:
INVENTORIES		(371,209)		(391,127)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,319,029)		(1,377,699)
OTHER ITEMS		(1,364,494)		(1,596,354)
TAX LOSSES OF SUBSIDIARIES, NET		-		(161,686)
		(3,054,732)		(3,526,866)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		2,571,985		1,445,414
DEFERRED TAX OF FOREIGN SUBSIDIARIES		526,354		160,462
ASSETS TAX		1,444,041		925,496
VALUATION ALLOWANCE		(4,837,579)		(3,826,622)
FLAT RATE BUSINESS TAX		28,735		23,097
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(278,305)		(606,691)
DEFERRED TAX LIABILITY	Ps.	(544,769)	Ps.	(1,878,844)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(134,851)	Ps.	(148,323)
DEFERRED TAX LIABILITY LONG-TERM		(409,918)		(1,730,521)
	Ps.	(544,769)	Ps.	(1,878,844)
9.         DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010.

10.        QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2011 ARE AS FOLLOWS:
QUARTER	ACCUMULATED	QUARTER
2/ 10	Ps. 2,863,681	Ps. 1,804,301
3 / 10	5,058,894	2,195,213
4 / 10	7,683,389	2,624,495
1 / 11	1,219,614	1,219,614

11.        INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2011:
TELEVISION BROADCASTING	Ps.	4,105,646	Ps.	136,942	Ps.	3,968,704	Ps.	1,427,927
PAY TELEVISION NETWORKS		768,410		91,793		676,617		361,257
PROGRAMMING EXPORTS		790,159		1,433		788,726		367,382
PUBLISHING		609,665		14,911		594,754		19,902
SKY		3,028,923		13,564		3,015,359		1,425,519
CABLE AND TELECOM		3,229,747		13,675		3,216,072		1,068,093
OTHER BUSINESSES		949,420		10,039		939,381		(65,486)
SEGMENTS TOTALS		13,481,970		282,357		13,199,613		4,604,594
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(282,357)		(282,357)		-		(281,681)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(1,775,474)
CONSOLIDATED TOTAL	Ps.	13,199,613	Ps.	-	Ps.	13,199,613	Ps.	2,547,439	(1)

2010:
TELEVISION BROADCASTING	Ps.	4,179,152	Ps.	40,469	Ps.	4,138,683	Ps.	1,604,243
PAY TELEVISION NETWORKS		701,486		153,626		547,860		329,526
PROGRAMMING EXPORTS		660,085		2,409		657,676		294,910
PUBLISHING		685,474		16,397		669,077		24,739
SKY		2,645,929		8,575		2,637,354		1,116,842
CABLE AND TELECOM		2,740,347		17,665		2,722,682		907,111
OTHER BUSINESSES		803,878		30,165		773,713		(92,860)
SEGMENT TOTALS		12,416,351		269,306		12,147,045		4,184,511
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(269,306)		(269,306)		-		(175,012)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(1,481,175)
CONSOLIDATED TOTAL	Ps.	12,147,045	Ps.	-	Ps.	12,147,045	Ps.	2,528,324	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.     INVESTMENTS AND DISPOSITION:

          IN THE FIRST HALF OF 2010, THE GROUP MADE LOANS IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €21.5 MILLION (PS.366,718).

          IN JULY 2010, THE GROUP SOLD ITS 25% INTEREST IN VOLARIS FOR A TOTAL CONSIDERATION OF U.S.$80.6 MILLION (PS.1,042,836). THE GROUP’S TOTAL CAPITAL CONTRIBUTIONS MADE IN VOLARIS SINCE OCTOBER 2005 AMOUNTED TO U.S.$49.5 MILLION (PS.574,884).

          ON DECEMBER 20, 2010, THE GROUP INVESTED U.S.$1,255 MILLION IN CASH IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, IN EXCHANGE FOR A 5% EQUITY STAKE OF THE OUTSTANDING COMMON STOCK OF BMP AND U.S.$1,125 MILLION PRINCIPAL AMOUNT DEBENTURES DUE 2025 BEARING INTEREST AT ANNUAL RATE OF 1.5%, THAT ARE INITIALLY CONVERTIBLE INTO A 30% EQUITY STAKE IN THE COMMON STOCK OF BMP, SUBJECT TO APPLICABLE LAWS AND REGULATIONS OF THE UNITED STATES, AS WELL AS CERTAIN OTHER CONDITIONS AGREED AMONG THE PARTIES. THE GROUP HAS THE OPTION TO ACQUIRE AN ADDITIONAL 5% EQUITY STAKE IN BMP AT FAIR MARKET VALUE, SUBJECT TO CERTAIN LIMITATIONS ON THE EXERCISE OF THE OPTION. IN CONNECTION WITH THIS INVESTMENT, THE GROUP SOLD ITS 50% INTEREST IN TUTV TO BMP IN THE AMOUNT OF U.S.$55 MILLION.

          ON APRIL 7, 2011, THE COMPANY AND GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”) ANNOUNCED THAT THEY REACHED AN AGREEMENT UNDER WHICH THE COMPANY WILL MAKE AN INVESTMENT OF U.S.$37.5 MILLION IN EQUITY AND U.S.$1,565 MILLION IN CONVERTIBLE DEBT OF IUSACELL. UPON CONVERSION OF THE DEBT, THE EQUITY PARTICIPATION OF THE COMPANY IN IUSACELL WILL BE 50%. THE COMPANY HAS AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO IUSACELL IF CUMULATIVE EBITDA, AS DEFINED BY THE PARTIES, REACHES U.S.$3,472 MILLION ANY TIME FROM JANUARY 1, 2011 AND UP TO DECEMBER 31, 2015. UNDER THE TERMS OF THE TRANSACTION, BOTH THE COMPANY AND IUSACELL WILL HAVE EQUAL CORPORATE GOVERNANCE RIGHTS. THE CONVERSION OF THE DEBT IS SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS.

13.    OTHER STOCKHOLDERS TRANSACTIONS:

         IN FEBRUARY 2010 AND MARCH 2011, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000 AND PS.1,250,000, RESPECTIVELY, OF WHICH PS.206,667 AND PS.516,667  WERE PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

          IN MARCH 2011, THE STOCKHOLDERS OF A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V., APPROVED A CAPITAL CONTRIBUTION TO INCREASE THE CAPITAL STOCK OF THIS COMPANY IN THE AMOUNT OF PS.3,000,000, OF WHICH PS.1,469,165 WAS CONTRIBUTED BY THE NON-CONTROLLING INTEREST.

          ON APRIL 1, 2011, THE COMPANY ANNOUNCED THAT IT HAS AGREED WITH THE NON-CONTROLLING STOCKHOLDERS OF CABLEMÁS THE TERMS TO OBTAIN THEIR 41.7% EQUITY INTEREST IN THIS ENTITY. THIS TRANSACTION HAS A TOTAL VALUE OF APPROXIMATELY PS.4,700 MILLION AND INCLUDES THE MERGER OF CABLEMÁS INTO THE COMPANY, PURSUANT TO WHICH UP TO 25 MILLION OF CPOS OF THE COMPANY WILL BE ISSUED. THIS TRANSACTION IS EXPECTED TO BE CONCLUDED IN THE SECOND QUARTER OF 2011, AND IS SUBJECT TO CERTAIN CORPORATE APPROVALS AND SOME OTHER CUSTOMARY CLOSING CONDITIONS. IN CONJUNCTION WITH THIS TRANSACTION (SEE NOTE 15), ON MARCH 31, 2011, THE STOCKHOLDERS OF CABLEMÁS APPROVED, AMONG OTHER MATTERS, A CAPITAL INCREASE IN CABLEMÁS, BY WHICH A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY INCREASED ITS EQUITY INTEREST IN CABLEMÁS FROM 58.3% TO 90.8%.

14.     FINANCING TRANSACTIONS:

          IN APRIL AND OCTOBER 2010, THE COMPANY REPAID AT ITS MATURITY A PORTION OF A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

          IN THE THIRD QUARTER OF 2010 A SUBSIDIARY OF THE COMPANY ENTERED INTO A SHORT-TERM LOAN WITH A MEXICAN FINANCIAL INSTITUTION IN THE PRINCIPAL AMOUNT OF PS.150,000, AND REPAID A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.50,000.

          IN OCTOBER 2010, THE COMPANY ISSUED PS.10,000,000  AGGREGATE PRINCIPAL AMOUNT OF 7.38% NOTES DUE 2020, THROUGH THE MEXICAN STOCK EXCHANGE (SEE NOTE 3).

          IN NOVEMBER 2010, CABLEMÁS, A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, PREPAID ALL OF ITS OUTSTANDING GUARANTEED SENIOR NOTES AS WELL AS AN OUTSTANDING BANK LOAN FACILITY FOR AN AGGREGATE AMOUNT OF U.S.$233 MILLION, INCLUDING ACCRUED INTEREST AND A PREMIUM. THIS REFINANCING OF THE DEBT OF CABLEMÁS WAS CARRIED OUT THROUGH A PS.2,500,000 LOAN FACILITY PROVIDED TO CABLEMÁS BY A SUBSIDIARY OF THE COMPANY, WITH AN INTEREST RATE OF 9.30% AND MATURITY IN NOVEMBER 2020 (SEE NOTE 3).

          IN MARCH 2011, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. PREPAID ALL OF ITS OUTSTANDING LOAN FACILITY IN THE PRINCIPAL AMOUNT OF U.S.$225 MILLION, AND RECEIVED A CASH AMOUNT OF U.S.$7.6 MILLION FOR THE LIQUIDATION OF A DERIVATIVE CONTRACT RELATED TO THIS LOAN.

          IN MARCH 2011, THE COMPANY ENTERED INTO LONG-TERM CREDIT AGREEMENTS WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNTOF  PS.8,600,000, WITH AN ANNUAL INTEREST RATE BETWEEN  8.09% AND 9.4%, PAYABLE ON A MONTHLY BASIS, AND PRINCIPAL MATURITIES BETWEEN 2016 AND 2021. THE PROCEEDS OF THESE LOANS WILL BE USED FOR GENERAL CORPORATE PURPOSES. UNDER THE TERMS OF THESE LOAN AGREEMENTS, THE COMPANY IS REQUIRED TO MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE.

15.    OTHER TRANSACTIONS:

         IN CONNECTION WITH A 15-YEAR SERVICE AGREEMENT FOR 24 TRANSPONDERS ON INTELSAT’S SATELLITE IS-16 AMONG SKY, SKY BRASIL SERVICOS LTDA., INTELSAT AND AN AFFILIATE, THE GROUP RECORDED IN 2010 A ONE-TIME FIXED FEE IN THE AGGREGATE AMOUNT OF U.S.$138.6 MILLION (PS.1,697,711), OF WHICH U.S.$27.7 MILLION AND U.S.$110.9 MILLION WERE PAID IN THE FIRST QUARTER OF 2010 AND 2011, RESPECTIVELY.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21  INTENDED TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE FOURTH QUARTER OF 2012.

          IN JUNE, 2010, THE MEXICAN COMMUNICATIONS AND TRANSPORTATION MINISTRY (“SECRETARÍA DE COMUNICACIONES Y TRANSPORTES”) GRANTED TO THE CONSORTIUM FORMED BY TELEFÓNICA MÓVILES DE MÉXICO, S.A. DE C.V. (“TELEFÓNICA”), THE GROUP AND MEGACABLE HOLDINGS, S.A.B. DE C.V. (“MEGACABLE”), A FAVORABLE AWARD IN THE BIDDING PROCESS FOR A 20-YEAR CONTRACT FOR THE LEASE OF A PAIR OF DARK FIBER WIRES HELD BY THE MEXICAN FEDERAL ELECTRICITY COMMISSION (“COMISIÓN FEDERAL DE ELECTRICIDAD”) OR “CFE”. THE CONSORTIUM, THROUGH THE COMPANY GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I. DE C.V., OR “GTAC”, IN WHICH A SUBSIDIARY OF TELEFÓNICA, A SUBSIDIARY OF THE COMPANY AND A SUBSIDIARY OF MEGACABLE HAVE AN EQUAL EQUITY PARTICIPATION, WAS GRANTED A CONTRACT TO LEASE 19,457 KILOMETERS OF DARK FIBER-OPTIC CAPACITY FROM THE CFE, ALONG WITH THE CORRESPONDING CONCESSION TO OPERATE A PUBLIC TELECOMMUNICATIONS NETWORK. IN JUNE 2010, THE GROUP MADE A CAPITAL CONTRIBUTION OF PS.54,667 IN CONNECTION WITH ITS 33.33% INTEREST IN GTAC. GTAC PLANS TO HAVE THE NETWORK READY TO OFFER COMMERCIAL SERVICES IN THE SECOND HALF OF 2011.

          ON APRIL 6, 2011, THE COMPANY PUBLISHED A NOTICE FOR AN EXTRAORDINARY STOCKHOLDERS’ MEETING TO BE HELD ON APRIL 29, 2011, WHICH WILL DISCUSS, AMONG OTHER MATTERS, THE FOLLOWING: (I) A PROPOSED MERGER OF CABLEMÁS, S.A. DE C.V. INTO THE COMPANY; AND (II) A PROPOSED CAPITAL INCREASE AND ISSUANCE OF ADDITIONAL SHARES OF THE COMPANY (SEE NOTE 13).

------------

EXHIBIT 1

Status of the process of adopting International Financial Reporting Standards (“IFRS”) in the preparation of the consolidated financial statements of Grupo Televisa, S.A.B.

This Exhibit is presented to update the information which was filed with the Bolsa Mexicana de Valores (“Mexican Stock Exchange”) by Grupo Televisa, S.A.B. (the "Company") on April 29, 2010, July 12, 2010, October 21, 2010 and February 17, 2011. The IFRS adoption plan was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April 2010.

a)               Identification of the Responsible Persons or Areas.

Name
Name of the responsible area or person:	Corporate Controllership
Members of the work team for the transition (mention the area to which each member corresponds):
 Salvi Folch Viadero
 Financial and Administration Vice-presidency;
 Jorge Lutteroth Echegoyen
 Corporate Controllership Vice-presidency;
 José Antonio García González
 Corporate Administration Vice-presidency;
 Michel Boyance
 Administration and Financial Vice-presidency Sky;
 José Antonio Lara Del Olmo
 Tax Vice-presidency;
 Raúl González Lima
 Corporate Financial Reporting General Management;
 David Magdaleno Cortes
 Controllership Management Television;
 Carlos Ferreiro Rivas
 Telecommunications Vice-presidency;
 Raúl González Ayala
 Information Technology General Management;
 Julio Cesar Chávez Hernández
 Planning and Budgets General Management;
 Stephanie Guerra Ron
 Corporate Financial Reporting Management.

Name of the coordinator (if applicable):	Jorge Lutteroth Echegoyen and Raúl González Lima
External audit firm:	PricewaterhouseCoopers, S.C.
Firm of the external advisors hired for the transition, other than the auditor (if applicable):	PricewaterhouseCoopers, S.C.

PricewaterhouseCoopers, S.C. (“PwC”) was selected to provide consultancy to Grupo Televisa, S.A.B. (the “Company”) in the IFRS adoption process, in the understanding that, as external auditors of the Company, PwC shall not participate in: (i) preparation of accounting registries, financial information related to or financial statements of the Company; (ii) the direct or indirect operation of financial information systems of the Company; (iii) operation, supervision, design or implementation of the technology systems of  the Company related to the preparation of the financial statements or financial information; and (iv) the Company’s administration or decision making in the project.

b)              Training.

Direct Participants in the Implementation

Issuers' Staff	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Relevant directors and officers of the issuer: Chief Executive Officer Chief Financial Officer (or equivalent) Other relevant directors and officers: Controller and Administrator	August 2010	December 2011
Members of Committees of the Board of Directors: Members of Auditing Committee Members of Corporate Practices Committee Other Auxiliary Committee (specify)	August 2010	December 2011
Staff responsible for preparing and filing financial information under the IFRS: Work team leader Responsible staff Auxiliary staff Others (specify):	April 2010	December 2011
Others (specify):	Not applicable	Not applicable	Not applicable

Indirect Participants in the Implementation

	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)

 Area name:

 Tax
 Human Resources
 Treasury
 Legal
 Policies and Procedures
 Information Technology Systems
 Investor Relations
 Budgets

         Name of positions
         within the Area:

 Vice-presidents, Directors
         and Coordinators

	June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010	December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011
Others (specify):	Not applicable	Not applicable	Not applicable

  c)              Activity Timetable.

Phase	Activities	Start date	Finish Date	Progress Percentage (%)
1	DIAGNOSIS a) Review of accounting policies b) Preliminary evaluation of the impacts on the systems, processes and operations. c) Organizational awareness	April 2010 April 2010 April 2010	May 2010 May 2010 May 2010	100% 100% 100%
2	PROJECT DEFINITION AND LAUNCHING / COMPONENTS EVALUATION AND PROBLEM SOLVING / INITIAL CONVERSION
2.1
 a) Benchmarking

 b) Preliminary evaluation of the impacts on the information systems, internal controls, etc.

 c) Documentation of differences between the Mexican Financial
 Reporting Standards (“Mexican FRS”) and IFRS

 d) Transaction analysis.

 e) Identification and evaluation of the impacts on other areas
 (such as, legal, investor relations, etc.)

 f) Training.

 g) Quantify the impacts of the IFRS.

 h) Review and evaluation of the preliminary definition impacts derived from the latest update of bulletins and rules issuance.

 i) Selection and definition of new accounting policies (including IFRS 1)

 j) Preparation of the initial balance sheet (1-1-2011)

		June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010	December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011	60% 45% 75% 65% 60% 70% 70% 60% 60% 30%
2.2
 a) Preparation of financial statements of 2011 and 2012 (intermediate and annuals)

 b) Preparation of accounting policies handbook according to IFRS

 c) Analysis update of the differences between IFRS and the Mexican
 FRS based on new accounting rules.

 d) Quantify adjustments for 2011 and 2012

 e) Implementation and design of processes and sustainable controls according to IFRS.

 f) Evaluate SOX compliance.

		April 2011 April 2011 April 2011 April 2011 April 2011 April 2011	March 2013 December 2012 March 2013 March 2013 December 2012 December 2012	10% 30% 20% 25% 0% 0%
3	CHANGE SYSTEMATIZATION / SECURE OF CONTROLS AND PROCEDURES	2012	2013	10%

NOTE: The anticipated dates to the corresponding activities of each of the phases are subject to a continued evaluation of new rules issued by the International Accounting Standards Board (“IASB”), as well as to the possible retrospective application of the same.

The information contained herein was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April, 2010.

Estimated adoption date:	1/1/2012

Stage 1. Communication

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Coordination with issuer’s Chief Executive Officer, with all the areas involved and related entities which shall be consolidated or incorporated.	April 2010	April 2010	May 2010	April 2010	100%	Phase 1 of the chronogram
2. Design and communication of a promotion and training plan.	April 2010	April 2010	May 2010		90%	Phase 1 of the chronogram
3. Others (specify).	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Stage 2. Assessment of Accounting and Business Impacts

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Preliminary identification of accounting impacts, which require specific actions (diagnosis of the main differences in valuation and disclosure).	April 2010	April 2010	May 2010	June 2010	100%	Phase 1 of the chronogram
2. Choosing between the options available in the IFRS 1 (first time application) and review of provisions and estimates.	June 2010	July 2010	December 2010		60%	Phase 2.1 of the chronogram
3. Definition of the new accounting policies according to the different alternatives set forth in the IFRS.	August 2010	September 2010	December 2011		60%	Phase 2.1 of the chronogram
4. Assessment of the impacts on information systems, internal control, etc.	June 2010	July 2010	March 2011		45%	Phase 2.1 of the chronogram
5. Identification and evaluation of effects affecting the performance measures of the issuer (financial ratios, etc.).	June 2010	July 2010	March 2011		60%	Phase 2.1 of the chronogram
6. Identification and review of contracts and other agreements subject to be modified given the transition to the IFRS, as well as possible violations to commitments or covenants.	June 2010	July 2010	March 2011		55%	Phase 2.1 of the chronogram
7. Detail of additional disclosures made in the notes to the financial statements due to the implementation of the IFRS.	April 2011		March 2012		20%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the International Accounting Standards Board (“IASB”), as well as to the possible retrospective application of the same.

Stage 3. Implementation and Parallel Formulation of Financial Statements under the IFRS and Current Accounting Standards

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Identification of the principal changes in the performance of the information technology systems required in the preparation of the financial statements under the IFRS, in the flow of information as well as in the processes of preparing such statements.	June 2010	July 2010	December 2011		45%	Phase 2.1 of the chronogram
2. Identification of documents and new or supplementary reports to the current ones, issued given the changes in the information technology systems, as well as new concepts required under the IFRS.	June 2010	July 2010	December 2011		60%	Phase 2.1 of the chronogram
3. Analysis of the patrimonial situation and results of the issuer, identifying the necessary adjustments and assessments to convert the balances at the date of transition of the IFRS.	June 2010	July 2010	December 2011		60%	Phase 2.1 of the chronogram
4. Preparation of the opening balance sheet under the IFRS and conciliation of the results and shareholders’ equity against the FRS.	March 2011		December 2011		30%	Phase 2.2 of the chronogram
5. Design and adjustment of the quality control processes in financial information to guarantee its reliability.	April 2011		December 2012		30%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the International Accounting Standards Board (“IASB”), as well as to the possible retrospective application of the same.

Completed Activities

Activities	Findings and/or performed tasks	Decisions made
Preparation of the chronogram of the principal activities of the IFRS conversion project.	Presentation to the Board of Directors and the Audit and Corporate Practices Committee of the principal activities chronogram established in the IFRS conversion project.	Approval of the IFRS conversion project by the Board of Directors and the Audit and Corporate Practices Committee.
Presentation and official start of the IFRS conversion project by the Corporate Controllership Vice-presidency to the persons in charge of the financial information of the Company entities.
 Awareness of the persons in charge of the financial
 information in the headquarters, subsidiaries and most
 significant associated entities, of the importance of the
 IFRS conversion project for the Company.
Governance of the IFRS conversion project, designation of the work teams for Phase 1 and start of work meetings under Phase 1.
Identification and preliminary analysis of the main differences between the existing Financial Reporting Standards in Mexico and IFRS and accounting impacts that will require more specific actions.	Weekly work meetings where we analyzed and documented the main differences between both standards and the most important items of the consolidated financial statements of the Company.
 Based on preliminary differences identified, each
 significant subsidiary of the Company will make a
 more detailed analysis to facilitate the analysis,
 quantification and subsequent evaluation of the
 required adjustments in the preparation of the initial
 consolidated balance sheet under IFRS.

Beginning of Phase 2.1 of the schedule of activities. Identifying business segments and/or most significant subsidiaries for purposes of adopting IFRS.	The following segments of significant business were identified: Television Broadcasting, Sky, Cable and Telecom and Publishing.
 Preparation of workshops per business segment for
 the evaluation and definition of accounting policies
 under IFRS, as well as for identification and
 quantification of differences to the transition date.
 Strategy for adoption of IFRS in non significant
 businesses.

Initial workshops for properties, plant and equipment.
 Consideration of appraisals and costs implicit to the item of property, plant and equipment to the transition date.
 Considerations of financial leases and operating leases.
 Meetings with asset appraisers.
Accounting policies and identification of adjustments under IFRS 1 for the item of properties, plant and equipment. Valuations of certain fixed assets at the date of transition.
Initial workshops for revenue recognition.	Identifying policies and current proceedings for revenue recognition. Analysis of major revenue-generating contracts. Consideration on presentation of income.	Identification of potential impacts, resulting from the proposed new IFRS for revenue recognition.
Initial workshop for the item of employee benefits	Meeting with the actuaries of the companies having a pay-roll. Evaluation of options under IFRS 1.	Accounting policies and identification of adjustments under IFRS 1 for the item of benefits to employees at the time of transition. Definition of actuarial calculation reports on the transition date.
 Additional workshops for property, plant and equipment,
 revenue recognition and employee benefits.

 Workshops for the following items of the financial statements:
•Capitalized costs
•Financial instruments
•Derivatives
•Provisions
•Currency Exchange
•Intangibles
•Consolidation and equity method
•Income tax
•Business combinations

 Understanding of the IFRS applicable to the principal
 business segments of the Company.

 Presentation by the responsible parties of the financial
 information on the principal business segments of the
 Company, of particular or relevant situations or
 considerations for the implementation of the IFRS.

 Formal documentation of the application of the IFRS
 discussed in the workshops, for the principal business
 segments of the Company.

 Accounting policies for foreign currency translation
 accumulated through December 31, 2010.

 Accounting policies for business combinations prior
 to December 31, 2010.

 Adjustment procedure for the restatement of
 intangible assets.

 Determination of initial adjustment for liabilities
 resulting from employee indemnifications.

 Identification of adjustments resulting from property
 valuations.

 Preliminary evaluation of the anticipated adoption of
 the IFRS 9 (financial instruments, impairment and
 hedge accounting).

Preparation of a corporate chart of accounts for submission of financial statements in accordance with IFRS rules.
 Modification of the corporate chart of accounts in order to comply with the requirements established by IFRS and the
 requirements of the Mexican Stock Exchange, through the
 Accounting and Financing Information System (SIFIC).
Identification and opening of required accounts and sub-accounts.

EXHIBIT 2
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY
AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND
ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.             Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the first quarter of 2011, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Reporting Standards, certain financial derivative transactions originally intended to serve as a hedge and in effect until March 31st, 2011, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are  recognized in the accounting based in the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de México. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from January to March 2011, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.            General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar in 2008 and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, Empresas Cablevisión, S.A.B. de C.V. (“Cablevision”) prepaid the variable rate loan in the amount of U.S.$225,000,000.00 (Two Hundred and Twenty Five Millon Dollars 00/100) due 2012. As a result of such prepayment, Cablevision early terminated the "Cross-Currency Swap" through which it exchanged the payment of coupons and the payment of the notional of U.S.$225,000,000.00 (Two Hundred and Twenty Five Million Dollars 00/100), for fixed rate coupons in Mexican Pesos and for a notional amount of $2,435,040,000.00 (Two Thousand Four Hundred Thirty Five Million and Forty Thousand Pesos 00/100).

2.
Likewise, during the relevant quarter the "Coupon Swap" agreements through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of coupons denominated in U.S. Dollars for a notional amount of U.S.$900,000,000.00 (Nine Hundred Million Dollars 00/100) of the Bonds maturing in 2025 and 2032 for coupons in Mexican Pesos for such notional amount in Pesos expired. These instruments were hired in 2009 and the last flows were conducted in March 2011, date in which such instruments expired.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.            Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Cablevision, Televisa and Corporación Novavisión, S. de R.L. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of the Financial Derivative Instruments as of
March 31, 2011
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)
Cross Currency Swap(1)	Hedging	Ps.2,435,040 / $225,000	$225,000 3MLIBOR+42.5 BPS%	$225,000 3MLIBOR+42.5 BPS%	-	189,400	$225,000 2012	Does not exist (6)
Coupon Swaps (2)	Hedging	Ps. 25,086,600 / $2,000,000	$2,000,000 6.00% / 8.50%	$2,000,000 6.00% / 8.50%	(68,970)	(74,329)	Semiannual interest 2011-2012	Does not exist (6)
Interest Rate Swap (3)	Hedging	Ps. 1,400,000	Ps. 1,400,000 8.37% / 8.47%	Ps. 1,400,000 8.37% / 8.47%	(63,264)	(102,485)	Semiannual interest 2011-2016	Does not exist (6)

(1)	Acquired by Empresas Cablevisión, S.A.B. de C.V. This agreement was duly liquidated in the first quarter of 2011.
(2)	Acquired by Grupo Televisa, S.A.B.
(3)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as March 31, 2011, included in the relevant SIFIC, is as follows:

S88 FINANCIAL DERIVATIVE INSTRUMENTS S69 OTHER LIABILITIES	Ps. (62,046) (70,188)
Ps. (132,234)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales of Grupo Televisa, S.A.B. for the most recent quarter.

(5)	Information for the fourth quarter of 2010.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

   DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR IS UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN		SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., APRIL 14, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 19, 2011	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President